UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 03)

Delek US Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

246647 10 1

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The  remainder of this cover page shall be filled out for a reporting  person’s initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the  Securities  Exchange  Act of 1934 (the “Act”) or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

246647 10 1	SCHEDULE 13G	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Delek Hungary Holding LTD Liability CO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Hungary
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 18,036,432
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 18,036,432
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,036,432
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.0%
12		TYPE OF REPORTING PERSON (See Instructions) HC

246647 10 1	SCHEDULE 13G	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Itshak Sharon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 18,036,432
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 18,036,432
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,036,432 (consists of 18,036,432 shares owned of record by Delek Hungary Holding Limited Liability Company)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.0%
12		TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 8 Pages

246647 10 1	SCHEDULE 13G	Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Delek Group, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 18,036,432
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 18,036,432
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,036,432 (consists of 18,036,432 shares owned of record by Delek Hungary Holding Limited Liability Company)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.0%
12		TYPE OF REPORTING PERSON (See Instructions) CO

Page 4 of 8 Pages

246647 10 1	SCHEDULE 13G	Page 5 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Delek Petroleum, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 18,036,432
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 18,036,432
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,036,432 (consists of 18,036,432 shares owned of record by Delek Hungary Holding Limited Liability Company)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.0%
12		TYPE OF REPORTING PERSON (See Instructions) CO

Page 5 of 8 Pages

ITEM 1(A)	NAME OF ISSUER:

Delek US Holdings, Inc.

ITEM 1(B)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Address of Issuer’s Principal Executive Offices
7102 Commerce Way, Brentwood, Tennessee 37027b

ITEM 2(A)	NAME OF PERSON FILING:

This schedule is being filed jointly by Itshak Sharon (Tshuva), Delek Group, Ltd. (“Delek Group”), Delek Petroleum, Ltd. (“Delek Petroleum”), and Delek Hungary Holding Limited Liability Company (“Delek Hungary”).

ITEM 2(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of Delek Hungary, Mr. Sharon, Delek Group, and  Delek Petroleum is 7, Giborei Israel Street, P.O.B. 8464, Industrial Zone South, Netanya, Israel 42504.

ITEM 2(C)	CITIZENSHIP:

Mr. Sharon is an Israeli citizen. Delek Group is an Israeli corporation. Delek Petroleum is an Israeli corporation. Delek Hungary is a Hungarian limited liability company.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share (the “Common Stock”)

ITEM 2(E)	CUSIP NUMBER:

246647 10 1

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO SS. 240.13D-1(B) OR SS. 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS IN ONE OF THE CATEGORIES IDENTIFIED:

Not Applicable

ITEM 4	OWNERSHIP:

(a)	Amount Beneficially Owned:	18,036,432

(b)	Percent of Class:
		30%
(c)	Number of Shares as to which such person has:

	(i) Sole power to vote or direct the vote:	0

Page 6 of 8 Pages

(ii)	Shared power to vote or to direct the vote:	18,036,432

(iii)	Sole power to dispose of or direct the disposition of:	0

(iv)	Shared power to dispose of or direct the disposition of:	18,036,432

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP:

Not Applicable

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10	CERTIFICATION:

Not Applicable

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14 2014

By:	/s/ Itshak Sharon (Tshuva)
Name: Itshak Sharon (Tshuva)
Title

Dated: February 14 2014
Delek Group, Ltd.

By:	/s/ Asaf Bartfeld
Name: Asaf Bartfeld
Title: Chief Executive Officer

Dated: February 14 2014
Delek Petroleum, Ltd.

By:	/s/ Leora Pratt Levin
Name: Leora Pratt Levin
Title: Secretary

Dated: February 14 2014
Delek Hungary Holding Limited Liability Company

By:	/s/ Barak Mashraki
Name: Barak Mashraki
Title: Managing Director

Page 8 of 8 Pages